

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 15, 2010

Via Mail and Fax

Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Southeast Airport Group
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas, 05120 Mexico, D.F. Mexico

RE: Southeast Airport Group
File Number: 001-15132
Form 20-F for the Year Ended December 31, 2008

Dear Mr. Castro:

We have reviewed your correspondence dated March 17, 2010 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects
Operating Results by Airport, page 81

1. Refer to your response to our prior comment number 2. From the information provided, we understand that you have established a "solidarity fee" among your entities. We understand the solidarity fee is for the purpose of guaranteeing the ongoing viability of the concession by contributing to the strengthening of the finances and covering the operating expenses of concession holders (i.e., airports) that are unable to do so on their own behalf and due to their own operations. In effect, the fee amounts to a guarantee that the concession shall not be withdrawn from anyone or all of the concession holders. To the extent that the solidarity fee affects the results of your entities or grouping thereof, we believe such effects should be separately presented for each reported entity or grouping and clear as to the effect (i.e., increase or decrease) on the results. We believe such a presentation will permit investors to fully and clearly understand the impact of the solidarity fee on the results of each

affected entity. Please revise the presentation of the results of your entities accordingly.

2. In connection with the preceding comment, please note that we do not believe it is necessary for you to segregate the effects of other intercompany transactions that are considered to be ordinary and routine in nature, such as for administrative costs, labor, leasing, allocation of costs incurred by an entity on behalf of other entities, insurance, marketing, etc., in presenting the separate results of your individual entities or groupings. It appears the tables in Annex A may be attempting to do so. Please advise and clarify the tables accordingly.

3. In regard to the first table in Annex A, separate presentation in the table of "other airports" (that is, other than those specifically presented) and "holding and service companies" as you have done appears to be very useful. However, the line in the table for "consolidation adjustment" appears to be solely in regard to intercompany revenues, so it is not clear to us how this adjustment results in a reversal of operating costs as indicated in your response to our prior comment number 1 or affects "net operating income (loss)" for each reported entity. Please advise and clarify the table accordingly.

4. We understand that your subsidiary companies are expected to fund the costs of the holding company. Notwithstanding, we believe the costs of the holding company should be presented with the separate results of the holding company as appropriate. In so doing, we believe investors will have a better understanding of the magnitude of such costs. It is not clear to us whether the presentation in the first table of Annex A is on this basis or if the costs of the holding company have been allocated to the respective funding subsidiary companies. Please clarify and revise as appropriate.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief